Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$[•]	100.00%	$[•]	$[•](1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $[•] that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $[•] registration fee for this offering, $[•] remains available for future offerings. No additional registration fee has been paid with respect to this offering.

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

Subject to completion dated May 14, 2009.

PRELIMINARY PRICING SUPPLEMENT NO. 386 dated [•] to Prospectus Supplement and Prospectus dated February 5, 2007 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-140456

EKSPORTFINANS ASA

95.00% Principal Protected BRIC Currency-Linked Notes due December   , 2012

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Agent:	Wachovia Capital Markets, LLC. The agent may make sales through its affiliates or selling agents.

Principal Amount per note:	Each note will have a principal amount of $1,000.00. Each note will be offered at an initial public offering price of $1,000.00.

Maturity Date:	December , 2012. The term of the notes is expected to be approximately three and a half years (to be determined on the trade date).

Interest:	Eksportfinans will not pay you interest during the term of your notes.

Underlying Basket:	The return on the notes is linked to the performance of an equally-weighted basket (the basket) of the following four currencies relative to the U.S. dollar: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi (each, a basket currency, and collectively, the basket currencies).

Maturity Payment Amount:	The amount you will receive at maturity, for each note you own, will depend upon the performance of the underlying basket as measured by the currency basket return.

If the currency basket return is greater than zero, at maturity you will receive a payment per note equal to the principal amount of $1,000.00 multiplied by (1 + (the currency basket return x the participation rate)).

If the currency basket return equals zero, at maturity you will receive a payment per note equal to the principal amount of $1,000.00.

If the currency basket return is less than zero, at maturity you will receive a payment per note equal to the principal amount of $1,000.00 multiplied by (1 + the currency basket return), subject to the minimum payment at maturity of $950.00.

The currency basket return will be determined on the valuation date and will equal the arithmetic mean of the currency performance of each basket currency. It does not represent average performance over the term of the notes.

The participation rate will be between 150.00% and 175.00% (to be determined on the trade date).

Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Trade Date:	May , 2009

Original Issue Date:	June , 2009

CUSIP Number:	28264QQ56

ISIN Number:	US28264QQ564

     For a detailed description of the terms of the notes, see “Summary Information” beginning on page P-2 and “Specific Terms of the Notes” beginning on page P-14. Defined terms used in this cover page are defined in “Specific Terms of the Notes”.

Investing in the notes involves risks. See “Risk Factors” beginning on page P-9.

	Per Note	Total
Maximum Public Offering Price	$[•]	$[•]
Maximum Underwriting Discount and Commission	$[•]	$[•]
Maximum Proceeds to Eksportfinans ASA	$[•]	$[•]

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

Wachovia Securities

The date of this preliminary pricing supplement is May 14, 2009.

SUMMARY INFORMATION

     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 95.00% Principal Protected BRIC Currency-Linked Notes due December   , 2012, which we refer to as the notes. You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should carefully review the sections entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement and prospectus, which highlight certain risks associated with an investment in the notes, to determine whether an investment in the notes is appropriate for you. Defined terms used in this section and not defined herein are defined in “Specific Terms of the Notes”.

     Unless otherwise mentioned or unless the context requires otherwise, all references in this pricing supplement to “Eksportfinans”, “we”, “us” and “our” or similar references mean Eksportfinans ASA and its subsidiaries.

What are the notes?

     The notes offered by this pricing supplement will be issued by Eksportfinans and will mature on December   , 2012, a date that is approximately three and a half years following the original issue date (to be determined on the trade date). The maturity payment amount will be linked to the performance of the currency basket, which is in turn based on the performance of the basket currencies. The basket will have a positive performance if, on average, the basket currencies appreciate or strengthen against the U.S. dollar. Conversely, the basket will have a negative performance if, on average, the basket currencies depreciate or weaken against the U.S. dollar. The notes will not bear interest and no other payments will be made until maturity.

     Each basket currency will represent 1/4 of the basket. The basket currencies, with their respective symbols as used by Bloomberg Financial Markets and recognized by the Foreign Exchange Committee of the Federal Reserve Bank of New York and certain currency traders’ associations (the currency symbols), are set forth below:

  Brazilian real (symbol BRL), the lawful currency of the Federative Republic of Brazil;

  Russian ruble (symbol RUB), the lawful currency of the Russian Federation;

  Indian rupee (symbol INR), the lawful currency of the Republic of India; and

  Chinese renminbi (symbol CNY) the lawful currency of the People’s Republic of China.

     The weighting of each basket currency is fixed and will not change during the term of the notes. Similarly, the basket currencies that compose the basket will not change, except as described under “Specific Terms of the Notes — Adjustments to the Basket” on page P-16.

     As discussed in the accompanying prospectus supplement, the notes are debt notes and are part of a series of debt notes entitled “Medium-Term Notes” that Eksportfinans may issue from time to time. The notes will rank equally with all other unsecured and unsubordinated debt of Eksportfinans. For more details, see “Specific Terms of the Notes” beginning on page P-14.

     Each note will have a principal amount of $1,000.00. Each note will be offered at an initial public offering price of $1,000.00. You may transfer only whole notes. Eksportfinans will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the notes.

Are the notes principal protected?

     No, the notes are not fully principal protected; however, the notes guarantee a return at maturity of at least 95.00% of the principal amount of the notes. If the currency basket return is less than zero, the amount you will receive at maturity will be less than the principal amount of the notes in proportion to the percentage decline in the value of the basket, subject to the minimum payment at maturity of $950.00 per note. Accordingly, if on average the basket currencies decline in this manner, you will lose some of your principal.

What will I receive upon maturity of the notes?

     On the maturity date, for each note you own, you will receive a cash payment equal to the maturity payment amount. The maturity payment amount to which you will be entitled depends on the currency basket return (as defined below).

The maturity payment amount for each note will be determined by the calculation agent as described below:

  If the currency basket return is greater than zero, the maturity payment amount will equal the principal amount of $1,000.00 multiplied by (1 + (the currency basket return x the participation rate)).

  If the currency basket return equals zero, the maturity payment amount will equal the principal amount of $1,000.00.

  If the currency basket return is less than zero, the maturity payment amount will equal the principal amount of $1,000.00 multiplied by (1 + the currency basket return), subject to the minimum payment at maturity of $950.00 per note.

     The currency basket return, which may be negative, will be determined by the calculation agent on the valuation date and will equal the arithmetic mean of the currency performance of each basket currency. It does not represent average performance over the term of the notes.

     The currency performance of each basket currency, which may be negative, will be determined by the calculation agent as follows:

currency performance =	initial basket currency exchange rate – final basket currency exchange rate initial basket currency exchange rate

     The initial basket currency exchange rate for each basket currency is the basket currency exchange rate for that basket currency on the trade date.

     The final basket currency exchange rate for each basket currency will be the basket currency exchange rate for that basket currency on the valuation date.

     The basket currency exchange rate for each basket currency on any given date will be determined by the calculation agent and will equal the exchange rate as quoted in units of basket currency per 1 U.S. Dollar are expected to be reported as follows (to be determined on the trade date):

  For the Brazilian real, the Brazilian real/U.S. dollar exchange rate as determined by reference to Reuters Group PLC (Reuters) page “BRL PTAX (BRL 09))”, or any successor page, published at approximately 6:00 p.m., Sao Paulo time, on the relevant date;

  For the Russian ruble, the Russian ruble/U.S. dollar exchange rate, as determined by reference to Reuters page “RUB CME-EMTA (RUB03)”, or any successor page, published at approximately 1:30 p.m., Moscow time, on the relevant date;

  For the Indian rupee, the Indian rupee/U.S. dollar exchange rate, as determined by reference to Reuters page “INR RBIB (INR01)”, or any successor page, published at approximately 12:30 p.m., Mumbai time, on the relevant date; and

  For the Chinese renminbi, the Chinese renminbi/U.S. dollar exchange rate, as determined by reference to Reuters page “CNY SAEC (CNY01)”, or any successor page, published at approximately 9:30 a.m., Beijing time, on the relevant date.

     If the calculation agent is unable to determine a basket currency exchange rate by reference to the applicable Reuters page listed above or the corresponding successor page, then the calculation agent will select a similar source in a commercially reasonable manner in accordance with general market practice.

The participation rate will equal a rate between 150.00% and 175.00% (to be determined on the trade date).

     The following table shows the basket currencies, their respective currency symbols, their initial basket currency exchange rates and their applicable currency business days:

Basket Currency	Currency Symbol	Initial Basket Currency Exchange Rate	Applicable Currency Business Day
Brazilian real	BRL	•	Sao Paulo
Russian ruble	RUB	•	Moscow
Indian rupee	INR	•	Mumbai
Chinese renminbi	CNY	•	Beijing

     A business day means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

     The currency business day for each basket currency is any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in the city listed in the table above under “Applicable Currency Business Day” for that basket currency.

     The valuation date, with respect to each basket currency, is November   , 2012 (to be determined on the trade date and expected to be the tenth business day before the maturity date). However, if that day occurs on a day that is not a currency business day or on which the calculation agent has determined that a market disruption event has occurred or is continuing with respect to one or more basket currencies, then the valuation date for the affected basket currency or basket currencies will be postponed until the next succeeding currency business day for such basket currency or basket currencies on which the calculation agent determines that a market disruption event does not occur or is not continuing with respect to such basket currency or basket currencies; provided that in no event will the valuation date with respect to any basket currency be postponed by more than five business days. The determination of the final basket currency exchange rate for any basket currency with respect to which a market disruption event does not occur or is not continuing on the valuation date will not be postponed for the purpose of calculating the maturity payment amount. If the valuation date with respect to any basket currency is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

Hypothetical Examples

     Set forth below are five hypothetical examples of the calculation of the maturity payment amount. These examples assume a hypothetical participation rate of 160.00%. The actual participation rate will be determined on the trade date.

Example 1 —

     The hypothetical currency basket return is 15.00%, reflecting a 15.00% increase in the value of the basket:

Maturity payment amount	= $1,000.00 of principal amount x (1 + (the currency basket return x the participation rate)
= $1,000.00 x (1 + (15.00% x 160.00%))
= $1,000.00 x 124.00%
= $1,240.00

     Since the hypothetical currency basket return is greater than zero, the maturity payment amount would be greater than the principal amount of your note.

Example 2 —

     The hypothetical currency basket return is 5.00%, reflecting a 5.00% increase in the value of the basket:

Maturity payment amount	= $1,000.00 of principal amount x (1 + (the currency basket return x the participation rate)
= $1,000.00 x (1 + (5.00% x 160.00%))
= $1,000.00 x 108.00%
= $1,080.00

     Since the hypothetical currency basket return is greater than zero, the maturity payment amount would be greater than the principal amount of your note.

Example 3 —

     The hypothetical currency basket return is 0.00%, reflecting a 0.00% decrease in the value of the basket:

     Maturity payment amount = $1,000.00

     Since the hypothetical currency basket return is equal to zero, the maturity payment amount would equal the principal amount of your note.

Example 4 —

     The hypothetical currency basket return is -5.00%, reflecting a 5.00% decrease in the value of the basket:

Maturity payment amount	= $1,000.00 of principal amount x (1 + the currency basket return)
= $1,000.00 x (1 + -5.00%)
= $1,000.00 x 95.00%
= $950.00

     Since the hypothetical currency basket return is less than zero, you would lose some of your principal based on the percentage decrease in the value of the basket, subject to the minimum payment at maturity of $950.00 per note. Your total cash payment at maturity would be $950.00 per note, representing a 5.00% loss of the principal amount of your note.

Example 5 —

     The hypothetical currency basket return is -10.00%, reflecting a 10.00% decrease in the value of the basket:

Maturity payment amount	= $1,000.00 of principal amount x (1 + the currency basket return)
= $1,000.00 x (1 + -10.00%)
= $1,000.00 x 90.00%
= $900.00,

     subject to the minimum payment at maturity of $950.00 per note.

     Since the hypothetical currency basket return is less than zero, you would lose some of your principal based on the percentage decrease in the value of the basket, subject to the minimum payment at maturity of $950.00. Although the hypothetical currency average appreciation has declined by 10.00%, your total cash payment at maturity would be $950.00 per note, representing a 5.00% loss of the principal amount of your note.

HYPOTHETICAL RETURNS

     The following table illustrates, for a range of hypothetical currency basket returns representing equivalent percentage changes in the value of the basket:

  the hypothetical maturity payment amount per note;

  the hypothetical pre-tax annualized rate of return to beneficial owners of the notes as more fully described below.

     The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting total and pre-tax annualized rate of return will depend on the actual currency basket return determined by the calculation agent as described in this pricing supplement.

Hypothetical currency basket return	Hypothetical maturity payment amount per note(1)	Hypothetical pre-tax annualized rate of return on the notes(2)
-50.00%	$950.00	-1.46%
-45.00%	$950.00	-1.46%
-40.00%	$950.00	-1.46%
-35.00%	$950.00	-1.46%
-30.00%	$950.00	-1.46%
-25.00%	$950.00	-1.46%
-20.00%	$950.00	-1.46%
-15.00%	$950.00	-1.46%
-10.00%	$950.00	-1.46%
-5.00%	$950.00	-1.46%
-4.00%	$960.00	-1.16%
-3.00%	$970.00	-0.87%
-2.00%	$980.00	-0.58%
-1.00%	$990.00	-0.29%
0.00%	$1,000.00	0.00%
5.00%	$1,080.00	2.21%
10.00%	$1,160.00	4.29%
15.00%	$1,240.00	6.24%
20.00%	$1,320.00	8.09%
25.00%	$1,400.00	9.85%
30.00%	$1,480.00	11.52%
35.00%	$1,560.00	13.12%
40.00%	$1,640.00	14.65%
45.00%	$1,720.00	16.11%
50.00%	$1,800.00	17.52%

(1)	The hypothetical maturity payment per note is based on a participation rate of 160.00%. The actual participation rate will be determined on the trade date.

(2)	The hypothetical pre-tax annualized rate of return is based on a 3.5-year term, semi-annual compounding, and a 30/360 day count.

     The following graph sets forth the hypothetical return at maturity on the notes based on a range of hypothetical currency basket returns. The hypothetical returns are not annualized and are shown on a pre-tax basis.

Return Profile of 95.00% Principal Protected Notes vs. the Basket*

* Assumes a participation rate of 160.00%.

Who should or should not consider an investment in the notes?

     We have designed the notes for investors who are willing to hold the notes to maturity; who seek an investment with a return linked to the basket currency exchange rates and who believe that the basket currency exchange rates, when averaged together, will decrease over the term of the notes (i.e., that over the term of the notes, when averaged together, fewer units of the basket currencies will be needed to buy a given amount of U.S. dollars and the basket currencies will, when averaged together, appreciate in value against the U.S. dollar); who are capable of understanding the specific risks related to the complexities of the notes and the underlying basket currencies; and who are willing to make an investment that is exposed to the full downside performance risk of the basket currency exchange rates, subject to a minimum payment at maturity of $950.00 per note.

     The notes are not designed for, and may not be a suitable investment for, investors who are unable or unwilling to hold the notes to maturity; who seek full principal protection for their investment and who are unwilling to make an investment exposed to any downside performance risk of the basket currency exchange rates; who require an investment that yields regular returns; who believe that the basket currency exchange rates, when averaged together, are likely to increase or remain unchanged over the term of the notes (i.e., that over the term of the notes, when averaged together, more or the same number of units of the basket currencies will be needed to buy a given amount of U.S. dollars and the basket currencies will, when averaged together, depreciate or remain unchanged in value against the U.S. dollar); who are not capable of understanding the specific risks related to the complexities of the note and the underlying basket currencies; or who seek exposure to both the full upside performance and the full downside performance risk of the basket currency exchange rates.

What will I receive if I sell the notes prior to maturity?

     The market value of the notes may fluctuate during the term of the notes. Several factors and their interrelationship will influence the market value of the notes, including but not limited to the level of the basket currency exchange rates; the time remaining to the maturity date; the local interest rates in Brazil, Russia, India, China, and in the U.S.; and the volatility of the basket currency exchange rates. Depending on the impact of these and other factors, you may receive less than the principal amount in any sale of your notes before the maturity date of the notes and less than what you would have received had you held the notes until maturity. For more details, see “Risk Factors — Many factors affect the market value of the notes”.

How have the basket currency exchange rates performed historically?

     You can find a table with the published high and low levels in the interbank market of each of the basket currency exchange rates as well as the basket currency exchange rates at the end of each calendar quarter from calendar year 2004 to present in the section entitled “The Basket — Historical Basket Currency Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the basket currency exchange rates in the recent past; however, past performance of the basket currency exchange rates does not indicate how they will perform in the future.

What about taxes?

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

     For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

Will the notes be listed on a stock exchange?

     The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. Accordingly, if you sell your notes prior to maturity, you may have to sell them at a substantial loss. You should review the section entitled “Risk Factors — There may not be an active trading market for the notes” in this pricing supplement.

Are there any risks associated with my investment?

     Yes, an investment in the notes is subject to significant risks. We urge you to read the detailed explanation of risks in “Risk Factors” beginning on page P-9.

RISK FACTORS

     An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors — Risks relating to index linked notes or notes linked to certain assets” in the accompanying prospectus supplement. Your notes are a riskier investment than ordinary debt notes. Also, your notes are not equivalent to investing directly in the currencies, i.e., the basket currencies and U.S. dollars underlying the basket currency exchange rates to which the notes are linked. You should carefully consider whether the notes are suited to your particular circumstances.

Your investment may result in a loss of some of your principal

     We will not repay you a fixed amount of principal on the notes at maturity. The payment at maturity on the notes will depend on the currency basket return. Because the basket exchange rate is subject to market fluctuations, the amount of cash you receive at maturity may be more or less than the principal amount of the notes. If the currency basket return is less than zero, the maturity payment amount will be less than the principal amount for each note, subject to the minimum payment at maturity of $950.00. Accordingly, if the currency basket value decreases in this manner, you will lose some of your principal.

You will not receive interest payments on the notes

     You will not receive any periodic interest payments on the notes or any interest payment at maturity. At maturity, you may not receive any return in excess of the principal amount of your notes.

Your yield on the notes may be lower than the yield on a standard senior debt security of comparable maturity

     The yield that you will receive on your notes, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike conventional senior non-callable debt securities, the notes do not guarantee the return of all of the principal amount at maturity. In addition, no interest will be paid during the term of your notes.

     If the currency basket return is less than zero, the maturity payment amount for each note will be less than the principal amount of the note, subject to the minimum payment at maturity of $950.00 per note. This will be true even if the value of the basket, as measured by the currency basket return, on some date or dates before the valuation date is greater than the value of the basket on the trade date, because the maturity payment amount will be calculated only on the basis of the basket currency exchange rates on the valuation date (or as otherwise determined by the calculation agent, in the case of a market disruption event). You should, therefore, be prepared to lose some of the principal amount of your notes.

Owning the notes is not the same as owning the basket currencies

     The return on your notes will not reflect the return you would realize if you actually purchased any or all of the basket currencies and converted them into U.S. dollars on the valuation date. Even if the currency basket return increases above zero during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the currency basket return to increase while the market value of the notes declines.

There may not be an active trading market for the notes

     The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors, such as the increase, if any, in the value of the basket. Even if a secondary market for the notes develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for the notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses.

     Wachovia Capital Markets, LLC and its broker-dealer affiliates currently intend to make a market for the notes, although they are not required to do so and may stop any such market-making activities at any time. As market makers, trading of the notes may cause Wachovia Capital Markets, LLC or its broker-dealer affiliates to have long or short positions in the notes. The supply and demand for the notes, including inventory positions of market makers, may affect the secondary market for the notes.

Even though the basket currencies and U.S. dollar are traded around-the-clock, if a secondary market develops, the notes may trade only during regular trading hours in the United States

     The interbank market for the basket currencies and the U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading for the notes may not conform to the hours during which the basket currencies and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for any of the basket currencies remain open, significant price and rate movement may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonable current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but this information will not necessarily reflect the basket currency exchange rates relevant for determining the value of the notes. The absence of last-sale information and the limited availability of quotations to individual investors make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Many factors affect the market value of the notes

     The market value of the notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the notes caused by another factor. For example, a change in the volatility of any or all of the basket currency exchange rates may offset some or all of any increase in the market value of the notes attributable to another factor, such as an increase in the trading value of the basket currencies relative to the U.S. dollar. In addition, a change in the current or expected future interest rates may offset other factors that would otherwise change the trading value of any or all of the basket currencies relative to the U.S. dollar and, therefore, may change the market value of the notes.

     We expect that the market value of the notes will depend substantially on the amount by which the value of the basket, as measured by the currency basket return, changes during the term of the notes. If you choose to sell your notes when the currency basket return has increased above zero, you may receive substantially less than the amount that would be payable at maturity based on this increase because of the expectation that the currency basket return will continue to fluctuate until the valuation date. We believe that other factors that may influence the value of the notes include:

  the volatility (the frequency and magnitude of changes in level) of the basket currency exchange rates and in particular market expectations regarding the volatility of the basket currency exchange rates;

  interest rates in the U.S. market and in the markets of each of the basket currencies;

  our creditworthiness, as represented by our credit ratings and as otherwise perceived in the market;

  changes in the correlation (the extent to which the basket currency exchange rates increase or decrease to the same degree at the same time) between the basket currency exchange rates;

  suspension or disruption of market trading in any or all of the basket currencies;

  the time remaining to maturity; and

  geopolitical, economic, financial, political, regulatory or judicial events as well as other conditions that may affect the basket currency exchanges rates.

The basket currency exchange rates will be influenced by unpredictable factors that interrelate in complex ways

     The basket currency exchange rates are a result of the supply of and demand for each currency, and changes in foreign exchange rates may result from the interactions of many factors including economic, financial, social and political conditions in the United States, Brazil, Russia, India and China. These conditions include, for example, the overall growth and performance of the economies of the United States, Brazil, Russia, India and China; the trade and current account balances between the United States on the one hand and Brazil, Russia, India and China on the other; the financing and capital account balances between the United States on the one hand and Brazil, Russia, India and China on the other; market interventions by the Federal Reserve Board or the respective governmental and banking authorities responsible for setting foreign exchange policies in Brazil, Russia, India and China; inflation, interest rate levels, the performance of stock markets, and the stability of the governments and banking systems in the United States, Brazil, Russia, India and China; wars that any of the United States, Brazil, Russia, India and China are directly or indirectly involved in or wars that occur anywhere in the world; major natural disasters in the United States, Brazil, Russia, India and China; and other foreseeable and unforeseeable events.

     Certain relevant information relating to Brazil, Russia, India and China may not be as well known or as rapidly or thoroughly reported in the United States as comparable United States developments. Prospective purchasers of the notes should be aware of the possible lack of availability of important information that can affect the value of the basket currencies relative to the U.S. dollar and must be prepared to make special effort to obtain that information on a timely basis.

The liquidity, market value and maturity payment amount of the notes could be affected by the actions of the governments of Brazil, Russia, and India

     Exchange rates of the currencies of most economically developed nations and of many other nations, including Brazil, Russia and India, are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of many nations, from time to time, do not allow their currencies to float freely in response to economic forces. (The Chinese renminbi exchange rate is not floating and will be described further below.) Governments, including the governments of Brazil, Russia and India, use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter its exchange rate or relative exchange characteristics by devaluing or revaluing the currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of the governments of Brazil, Russia and India that could change or interfere with currency valuations that are currently determined primarily by the markets, by fluctuations in response to other market forces, and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes if exchange rates become fixed, if there is any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, if there is an issuance of a replacement currency, or if other developments affect any or all of the basket currencies, the U.S. dollar, or any other currency.

There are particular risks related to the notes linked to the Chinese renminbi

     The exchange rate of the Chinese renminbi is currently managed by the Chinese government. On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the renminbi exchange rate would no longer be pegged to the U.S. dollar and instead would be pegged to a basket of currencies (the renminbi basket) and allowed to float within a narrow band around the value of the renminbi basket. According to public reports, the governor of the People’s Bank of China has stated that the renminbi basket is composed mainly of the U.S. dollar, the European Union euro, the Japanese yen, and the Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the Renminbi basket has not been announced.

     The initial adjustment of the Chinese renminbi exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 yuan per U.S. dollar to 8.11 yuan per U.S. dollar. The People’s Bank of China has also announced that the daily trading price of the U.S. dollar against the renminbi in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the U.S. dollar traded against the renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for the trading against the renminbi on the following working day. The People’s Bank of China has stated that it will make adjustments of the renminbi exchange rate band when necessary according to market developments as well as the economic and financial situation.

     Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the Chinese renminbi, and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the basket. However, further changes in the Chinese government’s management of the renminbi could result in a significant movement in the U.S. dollar/Chinese renminbi exchange rate. Assuming the values of all other basket currencies remain constant, a decrease in the value of the renminbi, whether because of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the basket.

There are particular risks related to notes linked to the value of the Russian ruble

     A positive return on the notes depends, in part, on the ruble appreciating in value against the U.S. dollar. In turn, that value will depend, as for any currency, on a number of interrelated factors such as those noted above, some of which may be particular to that currency. Investments in or related to emerging markets such as Russia are subject to greater risks than those in more developed markets.

     At various times since the dissolution of the Soviet Union, the Russian economy has experienced significant problems, including among others declines in gross domestic product, hyperinflation, an unstable currency, high levels of public sector debt, capital flight and significant increases in unemployment. In August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. This led to a deterioration in the value of the ruble, a sharp increase in the rate of inflation, a near collapse of the banking system and a lack of access for Russian issuers to international capital markets. While since the 1998 crisis the Russian economy has generally experienced positive trends, including a more stable ruble, reduced inflation levels and positive capital and current account balances resulting in part from rising world prices for crude oil, gas and other commodities that Russia exports, there can be no assurance that this positive trend will continue.

     Under changes in the regulations of the Central Bank of Russia, convertibility of the ruble was liberalized as of July 1, 2006. One cannot predict what impact this development will have on exchange rates between the ruble and the U.S. dollar and other currencies, particularly given the limited development of the foreign currency market in Russia. Certain existing currency regulations continue in effect and others have not been repealed, such as the general prohibition on foreign currency operations between Russian companies (other than authorized banks) and a requirement on Russian companies, subject to certain exceptions, to repatriate export-related earnings. Furthermore, it is possible, particularly during this transition period, that the Central Bank of Russia may be more likely than central banks in more developed economies to use the various tools at the disposal of a central bank, including those referred to above, to intervene in the foreign exchange markets for the ruble or take other regulatory action that could impact the value of the ruble and possibly adversely affect the value of your notes.

     In addition to the risks more directly related to the Russian economy and the policies of the Russian government, financial problems in, or an increase in perceived risks associated with, other emerging markets could impair confidence in the Russian economy and adversely affect the value of the ruble in relation to the U.S. dollar and, therefore, the value of your notes.

Historical levels of the basket currency exchange rates should not be taken as indications of the future levels of the basket currency exchange rates during the term of the notes

     The basket currency exchange rates will be influenced by complex and interrelated political, economic, financial and other factors. As a result, it is impossible to predict whether the basket currency exchange rates will appreciate or depreciate over the term of the notes.

The basket is not a recognized market index and may not accurately reflect global market performance

     The basket is not a recognized market index. The basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. The value of the basket and, therefore, the currency basket return, however, will not be published during the term of the notes. The basket does not reflect the performance of all major notes or currency markets, and may not reflect actual global market performance.

Hedging transactions may affect the return on the notes

     As described below under “Use of Proceeds and Hedging” on page P-24, we through one or more hedging counterparties may hedge our obligations under the notes by purchasing the basket currencies, futures or options on the basket currencies or other derivative instruments with returns linked or related to changes in the performance of the basket currencies, and our hedging counterparties may adjust these hedges by, among other things, purchasing or selling the basket currencies, futures, options or other derivative instruments with returns linked to the basket currencies at any time. Although they are not expected to, any of these hedging activities may adversely affect the levels of the basket currency exchange rates and the currency basket return. It is possible that our hedging counterparties could receive substantial returns from these hedging activities while the market value of the notes declines. The inclusion of commissions and projected profits from hedging in the initial public offering price is likely to adversely affect secondary market prices for the notes.

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which Wachovia Capital Markets, LLC is willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Wachovia Capital Markets, LLC, as a result of dealer discounts, mark-ups or other transactions.

The calculation agent may postpone the determination of the currency basket return and the maturity date if a market disruption event occurs or is continuing on the valuation date

     The determination of one or more final basket currency exchange rates may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the valuation date with respect to one or more basket currencies. If a postponement occurs, then for each basket currency with respect to which a market disruption event has occurred or is continuing, the calculation agent will use the final basket currency exchange rate on the next succeeding business day on which no market disruption event occurs or is continuing with respect to that basket currency for the calculation of the currency basket return; provided that in no event will the valuation date with respect to any basket currency be postponed by more than five business days. As a result, the maturity date for the notes would be postponed. You will not be entitled to compensation from us or the calculation agent for any loss suffered because of a market disruption event or any resulting delay in payment. See “Specific Terms of the Notes — Market Disruption Event” beginning on page P-16.

Potential conflicts of interest could arise

     Wachovia Capital Markets, LLC and its affiliates may engage in trading activities related to the basket currencies and the U.S. dollar that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in account under their management. These trading activities, if they influence the basket currency exchange rates, could be adverse to the interests of the holders of the notes.

U.S. taxpayers will be required to pay taxes on the notes each year

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of the notes based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain you may recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you may recognize upon the sale of the notes will be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes, and thereafter will be capital loss. If you hold your notes until maturity and the maturity payment is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent of the interest you previously accrued as income in respect of the notes, and thereafter will be capital loss. If you are a secondary purchaser of the notes, the tax consequences to you may be different. You should consult your tax advisor about your own tax situation.

     For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

SPECIFIC TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified currency:	U.S. dollars

Principal Amount per note:	$1,000.00

Aggregate Principal Amount:	$[•]

Agent:	Wachovia Capital Markets, LLC
The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	May , 2009

Original Issue Date:	June , 2009

Maturity Date:	December , 2012. If the valuation date with respect to any basket currency is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

Valuation Date:

November   , 2012. However, if that day occurs on a day that is not a currency business day or on which the calculation agent has determined that a market disruption event has occurred or is continuing with respect to one or more basket currencies, then the valuation date for the affected basket currency or basket currencies will be postponed until the next succeeding currency business day for such basket currency or basket currencies on which the calculation agent determines that a market disruption event does not occur or is not continuing with respect to such basket currency or basket currencies; provided that in no event will the valuation date with respect to any basket currency be postponed by more than five business days. The determination of the final basket currency exchange rate for any basket currency with respect to which a market disruption event does not occur or is not continuing on the valuation date will not be postponed for the purpose of calculating the maturity payment amount. If the valuation date with respect to any basket currency is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

Underlying Basket:

The return on the notes is linked to the performance of an equally-weighted basket (the basket) of the following four currencies relative to the U.S. dollar: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi (each, a basket currency, and collectively, the basket currencies).

Maturity Payment Amount:

On the maturity date, for each note you own, you will receive a cash payment equal to the maturity payment amount. The maturity payment amount to which you will be entitled depends upon the performance of the underlying basket as measured by the currency basket return.

The maturity payment amount for each note will be determined by the calculation agent as described below:

  If the currency basket return is greater than zero, the maturity payment amount per note will equal the principal amount of $1,000.00 per note multiplied by (1 + (the currency basket return x the participation rate)).

If the currency basket return equals zero, the maturity payment amount per note will equal the principal amount of $1,000.00.

  If the currency basket return is less than zero, the maturity payment amount per note will equal the principal amount of $1,000.00 multiplied by (1 + the currency basket return), subject to the minimum payment at maturity of $950.00

Currency performance:	The currency performance of each basket currency will be determined by the calculation agent as follows:

Currency basket return:	As determined by the calculation agent on the valuation date and will equal the arithmetic mean of the currency performance of each basket currency. It does not represent average performance over the term of the notes.

Participation Rate:	A rate between 150.00% and 175.00% (to be determined on the trade date).

Initial Basket Currency Exchange Rate:	The basket currency exchange rate for each basket currency on the trade date is as follows:

Basket Currency	Currency Symbol	Initial Basket Currency Exchange Rate	Applicable Currency Business Day
Brazilian real	BRL	•	Sao Paulo
Russian ruble	RUB	•	Moscow
Indian rupee	INR	•	Mumbai
Chinese renminbi	CNY	•	Beijing

Final Basket Currency Exchange Rate:	For each basket currency as determined by the calculation agent, the final basket currency exchange rate will be the basket currency exchange rate for that basket currency on the valuation date.

Basket Currency Exchange Rate:

For each basket currency on any given date will be determined by the calculation agent and will equal the exchange rate as quoted in units of basket currency per 1 U.S. Dollar are expected to be reported as follows (to be determined on the trade date):

  For the Brazilian real, the Brazilian real/U.S. dollar exchange rate as determined by reference to Reuters Group PLC (Reuters) page “BRL
  PTAX (BRL 09))”, or any successor page, published at approximately 6:00 p.m., Sao Paulo time, on the relevant date;

  For the Russian ruble, the Russian ruble/U.S. dollar exchange rate, as determined by reference to Reuters page “RUB CME-EMTA
  (RUB03)”, or any successor page, published at approximately 1:30 p.m., Moscow time, on the relevant date;

  For the Indian rupee, the Indian rupee/U.S. dollar exchange rate, as determined by reference to Reuters page “INR RBIB (INR01)”, or any successor page, published at approximately 12:30 p.m., Mumbai time, on the relevant date; and

  For the Chinese renminbi, the Chinese renminbi/U.S. dollar exchange rate, as determined by reference to Reuters page “CNY SAEC
  (CNY01)”, or any successor page, published at approximately 9:30 a.m., Beijing time, on the relevant date.

If the calculation agent is unable to determine a basket currency exchange rate by reference to the applicable Reuters page listed above or the corresponding successor page, then the calculation agent will select a similar source in a commercially reasonable manner in accordance with general market practice.

Market Disruption Event:

A market disruption event with respect to a basket currency, as determined by the calculation agent in its sole discretion, means (i) a currency business day on which it becomes impossible to obtain the relevant basket currency exchange rate on the applicable Reuters page, the corresponding successor page, or a similar source, as described above; or (ii) a day that is declared not to be a currency business day for that basket currency, without prior public announcement or other public notice that that day will not be a currency business day.

If a market disruption event occurs with respect to a basket currency, the valuation date for the affected basket currency exchange rate will be postponed to the next succeeding currency business day for that basket currency on which the calculation agent determines that a market disruption event does not occur or is not continuing; provided that in no event will the valuation date with respect to any basket currency be postponed by more than five business days. If the final basket currency exchange rate for that basket currency cannot be calculated as of the fifth business day following the originally scheduled valuation date, then the calculation agent will determine the final basket currency exchange rate for that basket currency in a commercially reasonable manner in accordance with general market practice, taking into consideration all available information that in good faith it deems relevant. If the valuation date with respect to any basket currency is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

Adjustments to the Basket:

Each basket currency of the respective country (the issuing country) listed under “What are the notes?” on page P-2 will also include any lawful successor currency (a successor currency) of that issuing country. If, after the trade date and on or before the valuation date, any of the issuing countries has lawfully eliminated, converted, redenominated or exchanged for a successor currency its lawful currency that was in effect on the trade date (an original currency), then for the purpose of calculating the corresponding final basket currency exchange rate, any original currency amounts will be converted into successor currency amounts by multiplying the amount of original currency by a ratio of successor currency to original currency. This ratio will be the exchange ratio set by the issuing country for converting the original currency into the successor currency on the date that the elimination, conversion, redenomination or exchange occurred. If there is more than one such date, the date closest to the valuation date will be selected.

Calculation Agent:

Wachovia Bank, N.A. will serve as the calculation agent. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on the holders and beneficial owners of the notes.

Trustee: Business Day:

The Bank of New York Mellon (formerly known as The Bank of New York).

For purposes of this issuance, a business day means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The City of New York generally are authorized or obligated by law, regulation or executive order to close.

Business Day Convention: Currency Business Day:

Following (New York), Unadjusted.

For each basket currency, a currency business day is any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in the city listed in the table above under “Applicable Currency Business Day” for that basket currency.

Tax Redemption:	No

Additional Amounts Payable:	No

Authorized Denominations:	$1,000.00

Form of Securities:	Book-entry

Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Events of Default and Acceleration:

If the maturity of the notes is accelerated upon an event of default under the indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be determined by the calculation agent. Such amount will be the redemption amount calculated as if the date of declaration of acceleration were the valuation date.

     The notes are not renewable notes, index linked notes or amortizing notes, each as described in the prospectus supplement. The notes are zero coupon notes and, as such, do not pay interest. In addition, there is no optional redemption or extension of maturity in connection with the notes.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the accompanying prospectus supplement and prospectus.

     You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these securities are a part. This pricing supplement, together with these documents, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 5, 2007, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

     You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

THE BASKET

     The basket is an equally-weighted basket of the following four currencies: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi. The basket currency exchange rate for each of the basket currencies is a foreign exchange spot price that measures the relative value of that basket currency against the U.S. dollar. The Brazilian real is the official currency of the Federative Republic of Brazil. The Russian ruble is the official currency of the Russian Federation. The Indian rupee is the official currency of the Republic of India. The Chinese renminbi is the official currency of the People’s Republic of China. Each basket currency exchange rate measures the number of units of that basket currency that can be exchanged for one U.S. dollar. A basket currency exchange rate decreases when that basket currency appreciates relative to the U.S. dollar, and increases when that basket currency depreciates relative to the U.S. dollar. The basket currency exchange rate for any basket currency on any date of determination means the trading price in that basket currency of one U.S. dollar in the interbank market. U.S. dollars and the basket currencies are traded by all major foreign exchange traders around the world. We have obtained all information on the basket currencies and the basket currency exchange rates from public sources, without independent verification.

Historical Basket Currency Exchange Rates

     Any historical upward or downward trend in any of the basket currency exchange rates during any period shown below is not an indication that that basket currency exchange rate is more or less likely to increase or decrease at any time during the term of the notes. The historical basket currency exchange rates do not indicate future performance of the basket currency exchange rates. We cannot make any assurance that the future levels of the basket currency exchange rates will result in holders of the notes receiving a maturity payment amount greater than the principal amount of their notes on the maturity date. We do not make any representation to you regarding the change in the value of the basket over the term of the notes or the currency basket return.

     We obtained each of the basket currency exchanges rates listed below from Bloomberg Financial Markets without independent verification. The actual basket currency exchange rates on or near the valuation date may bear little relation to the historical values shown below.

     The following tables set forth the published high and low levels in the interbank market of each of the basket currency exchange rates in each calendar quarter form January 1, 2004 through March 31, 2009 and the period from April 1, 2008 to May 11, 2009. On May 11, 2009, the Brazilian real/U.S. dollar exchange rate was 2.0678, the Russian ruble/U.S. dollar exchange rate was 32.2850, the Indian rupee/U.S. dollar exchange rate was 49.5100 and the Chinese renminbi/U.S. dollar exchange rate was 6.8239. Historical performances of the basket currency exchange rates do not indicate future performance.

Quarterly High, Low and Close of the Brazilian Real/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	2.9645	2.7820	2.8953
04/01/2004	06/30/2004	3.2118	2.8755	3.0850
07/01/2004	09/30/2004	3.0782	2.8505	2.8608
10/01/2004	12/31/2004	2.8800	2.6530	2.6560

01/01/2005	03/31/2005	2.7640	2.5665	2.6790
04/01/2005	06/30/2005	2.6588	2.3325	2.3325
07/01/2005	09/30/2005	2.4870	2.2140	2.2275
10/01/2005	12/31/2005	2.3800	2.1615	2.3355

01/01/2006	03/31/2006	2.3364	2.1040	2.1640
04/01/2006	06/30/2006	2.3525	2.0555	2.1650
07/01/2006	09/30/2006	2.2244	2.1230	2.1690
10/01/2006	12/31/2006	2.2000	2.1310	2.1355

01/01/2007	03/31/2007	2.1520	2.0395	2.0590
04/01/2007	06/30/2007	2.0475	1.9025	1.9291
07/01/2007	09/30/2007	2.0562	1.8330	1.8330
10/01/2007	12/31/2007	1.8484	1.7355	1.7790

01/01/2008	03/31/2008	1.8335	1.6625	1.7597
04/01/2008	06/30/2008	1.7444	1.5915	1.6037
07/01/2008	09/30/2008	1.9634	1.5600	1.9046
10/01/2008	12/31/2008	2.5127	1.9176	2.3145

01/01/2009	03/31/2009	2.4473	2.1765	2.3228
04/01/2009	05/11/2009	2.2737	2.0608	2.0678

Quarterly High, Low and Close of the Russian Ruble/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	29.2425	28.4375	28.5190
04/01/2004	06/30/2004	29.0825	28.5075	29.0697
07/01/2004	09/30/2004	29.2755	28.9900	29.2229
10/01/2004	12/31/2004	29.2210	27.7200	27.7200

01/01/2005	03/31/2005	28.1950	27.4487	27.8621
04/01/2005	06/30/2005	28.6800	27.7080	28.6300
07/01/2005	09/30/2005	28.8312	28.1600	28.4977
10/01/2005	12/31/2005	28.9814	28.4295	28.7414

01/01/2006	03/31/2006	28.7414	27.6651	27.7049
04/01/2006	06/30/2006	27.7165	26.7316	26.8455
07/01/2006	09/30/2006	27.0500	26.6660	26.7958
10/01/2006	12/31/2006	26.9846	26.1735	26.3255

01/01/2007	03/31/2007	26.6019	25.9736	25.9880
04/01/2007	06/30/2007	26.0408	25.6837	25.7428
07/01/2007	09/30/2007	25.8933	24.8595	24.8595
10/01/2007	12/31/2007	25.0523	24.2875	24.6345

01/01/2008	03/31/2008	24.7885	23.4529	23.4935
04/01/2008	06/03/2008	23.8930	23.3179	23.4446
07/01/2008	09/30/2008	25.7442	23.1577	25.6439
10/01/2008	12/31/2008	29.5807	25.7333	29.4027

01/01/2009	03/31/2009	36.3701	29.1475	33.9540
04/01/2009	05/11/2009	34.1815	32.2850	32.2850

Quarterly High, Low and Close of the Indian Rupee/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	45.6400	43.6000	43.6000
04/01/2004	06/30/2004	46.2500	43.5375	46.0600
07/01/2004	09/30/2004	46.4713	45.6650	45.9500
10/01/2004	12/31/2004	45.9000	43.4600	43.4600

01/01/2005	03/31/2005	43.9300	43.4200	43.7450
04/01/2005	06/30/2005	43.8300	43.2900	43.4850
07/01/2005	09/30/2005	44.1500	43.1750	44.0150
10/01/2005	12/31/2005	46.3100	44.1275	45.0500

01/01/2006	03/31/2006	45.0925	44.1175	44.6225
04/01/2006	06/30/2006	46.3900	44.6012	46.0400
07/01/2006	09/30/2006	46.9950	45.7700	45.9250
10/01/2006	12/31/2006	45.9715	44.2600	44.2600

01/01/2007	03/31/2007	44.6800	43.0450	43.4725
04/01/2007	06/30/2007	43.2900	40.4850	40.7000
07/01/2007	09/30/2007	41.3450	39.6900	39.7700
10/01/2007	12/31/2007	39.8950	39.2500	39.4150

01/01/2008	03/31/2008	40.2000	39.2650	39.9200
04/01/2008	06/03/2008	43.0400	39.7650	43.0400
07/01/2008	09/30/2008	46.9550	42.0637	46.9550
10/01/2008	12/31/2008	50.2900	46.6100	48.8025

01/01/2009	03/31/2009	51.9700	48.2550	50.7300
04/01/2009	05/11/2009	50.5200	49.2612	49.5100

Quarterly High, Low and Close of the Chinese Renminbi/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	8.2775	8.2766	8.2770
04/01/2004	06/30/2004	8.2773	8.2765	8.2766
07/01/2004	09/30/2004	8.2771	8.2765	8.2765
10/01/2004	12/31/2004	8.2768	8.2763	8.2765

01/01/2005	03/31/2005	8.2766	8.2763	8.2764
04/01/2005	06/30/2005	8.2767	8.2763	8.2764
07/01/2005	09/30/2005	8.2765	8.0871	8.0920
10/01/2005	12/31/2005	8.0920	8.0702	8.0702

01/01/2006	03/31/2006	8.0702	8.0172	8.0172
04/01/2006	06/30/2006	8.0265	7.9943	7.9943
07/01/2006	09/30/2006	8.0048	7.8965	7.9041
10/01/2006	12/31/2006	7.9149	7.8051	7.8051

01/01/2007	03/31/2007	7.8170	7.7257	7.7257
04/01/2007	06/30/2007	7.7350	7.6132	7.6132
07/01/2007	09/30/2007	7.6095	7.5036	7.5061
10/01/2007	12/31/2007	7.5201	7.2971	7.2971

01/01/2008	03/31/2008	7.3071	7.0105	7.0120
04/01/2008	06/03/2008	7.0185	6.8544	6.8544
07/01/2008	09/30/2008	6.8792	6.8113	6.8460
10/01/2008	12/31/2008	6.8871	6.8171	6.8277

01/01/2009	03/31/2009	6.8519	6.8270	6.8339
04/01/2009	05/11/2009	6.8365	6.8192	6.8239

     The basket is not a recognized market index. The basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. Although the basket is not a recognized market index, the following graph depicts the historical performance of the basket as it would have occurred from May 1, 2004 to May 1, 2009, as though the basket had been in existence since May 1, 2004 with a starting level of $1,000.00 and initial basket currency exchange rates for the basket currencies determined as of that date. An increase in the level of the basket corresponds to, on average, a decrease in the basket currency exchange rates (i.e., on average, a strengthening in the basket currencies relative to the U.S. dollar), and a decrease in the level of the basket corresponds to, on average, an increase in the basket currency exchange rates (i.e., on average, a weakening in the basket currencies relative to the U.S. dollar). Any historical upward or downward trend in the level of the basket during any period shown below is not an indication that the level of the basket is more or less likely to increase or decrease at any time during the term of the notes. The historical values of the basket do not give any indication of the future performance of the basket and Wachovia cannot make any assurance regarding the future performance of the basket.

     We obtained the basket currency exchanges rates used to create the following graph from Bloomberg Financial Markets without independent verification.

TAXATION IN THE UNITED STATES

     The following is a general description of certain United States federal income tax considerations relating to the notes. The following does not purport to be complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based on the law as in effect on the date of this pricing supplement and is subject to any changes in law that may take effect after such date. This summary does not address all aspects of United States federal income taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of our tax consequences if you are a holder of notes who is subject to special treatment under the United States federal income tax laws.

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and is subject to the limitations and exceptions set forth therein. Unless otherwise noted, this discussion is only applicable to you if you are a U.S. Holder (as defined in the accompanying prospectus). The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of securities under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount (OID) on a hypothetical noncontingent debt instrument with that projected payment schedule (such method is referred to as the noncontingent bond method). This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the comparable yield) and then determining a payment schedule (the Schedule) as of the issue date that would produce the comparable yield. We have determined that the predominant currency of the notes is the U.S. dollar and that the notes should therefore be treated as denominated in U.S. dollars (the denomination currency) for purposes of applying these rules. These rules will generally have the effect of requiring you to include amounts in income in respect of the notes prior to your receipt of cash attributable to that income.

     The amount of interest that you will be required to include in income in each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes. The adjusted issue price of the notes will equal the original offering price for the notes plus any interest that has accrued on the notes (under the rules governing contingent payment debt obligations). You will be required to ratably allocate this amount to each day in the accrual period and include in taxable income as ordinary interest income for each day in the accrual period on which you hold the notes.

     Eksportfinans has determined that the comparable yield for the notes is equal to [•]% perannum, compounded semi-annually. Eksportfinans has also determined that the projected payment for the notes, per $1,000.00 of principal amount, at the maturity date is $[•] (which includes the stated principal amount as well as the final projected payment).

     If the amount you receive at maturity is greater than $[•], you would be required to increase the amount of ordinary income that you recognize by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $[•], you would be required to make an adjustment as described below under “Treatment Upon Sale or Maturity”.

     You are required to use the comparable yield and projected payment schedule above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. Pursuant to applicable Treasury regulations, we are required to provide both the comparable yield and the projected payment schedule, along with a description of a certain other terms of the notes, to the Internal Revenue Service (IRS).

     The comparable yield and the projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes for tax purposes only, and we make no representations or assurances regarding the amount of contingent payments with respect to the notes. Any Form 1099-OID accrued interest will be based on such comparable yield and projected payment schedule.

     If you purchase the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

     If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change interest rate and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of loss) that you would otherwise recognize on the maturity of the notes to the extend of amounts allocated to a change in expectations as the projected payment schedule. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amount allocated to a change in interest rates and (b) make negative adjustment decreasing the amount of ordinary income (or increasing the amount of loss) that you would otherwise recognize the notes to the extent of amounts allocated to a change in expectation as to the projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     Treatment Upon Sale or Maturity. You will recognize gain or loss on the sale or maturity of the notes in an amount equal to the difference, if any, between the amount of cash you receive at the time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above.

     Any gain you may recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you may recognize upon the sale of the notes will be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes, and thereafter will be capital loss. If you hold your notes until maturity and the maturity payment is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent of the interest you previously accrued as income in respect of the notes, and thereafter will be capital loss. The deductibility of capital losses is limited.

USE OF PROCEEDS AND HEDGING

     The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of Eksportfinans associated with its obligation to pay the redemption amount at the maturity of the notes.

     The hedging activity discussed above may adversely affect the market value of the notes from time to time and the redemption amount you will receive on the notes at maturity. See “Risk Factors — Hedging transactions may affect the return on the notes” and “Risk Factors — Potential conflicts of interest could arise” for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Wachovia Capital Markets, LLC (the agent) as principal, pursuant to a terms agreement dated as of [•] between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, [•] shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

     In the future, the agent and its affiliates may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

     The agent named below has committed to purchase all of those notes if any are purchased. Under certain circumstances, the commitments of non-defaulting underwriters may be increased.

Underwriter	Aggregate principal amount
Wachovia Capital Markets, LLC	$[•]
Total	$[•]

     The agent named above proposes to offer the notes in part directly to the public at the maximum public offering price set forth on the cover page of this pricing supplement and in part to Wells Fargo Advisors, LLC, Wells Fargo Advisors Financial Network, LLC or certain securities dealers at such prices less a selling concession not to exceed $[•] per note.

     Proceeds to be received by Eksportfinans in this offering will be net of the underwriting discount, commission and expenses payable by Eksportfinans.

     After the notes are released for sale in the public, the offering prices and other selling terms may from time to time be varied by the agent.

     The notes are new issues of notes with no established trading markets. We have been advised by the agent that the agent intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     Settlement for the notes will be made in immediately available funds. The notes will be in the Same Day Funds Settlement System at DTC and, to the extent the secondary market trading in the notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

     Eksportfinans has agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act of 1933.

     This pricing supplement and the attached prospectus and prospectus supplement may be used by Wachovia Capital Markets, LLC or an affiliate of Wachovia Capital Markets, LLC, in connection with offers and sales related to market-making or other transactions in the notes. Wachovia Capital Markets, LLC or an affiliate of Wachovia Capital Markets, LLC, may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     From time to time the agent engages in transactions with Eksportfinans in the ordinary course of business. The agent has performed investment banking services for Eksportfinans in the last two years and has received fees for these services.

     Wachovia Capital Markets, LLC, as agent, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit reclaiming a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions.

     No action has been or will be taken by Eksportfinans, the agent or any broker-dealer affiliates of either Eksportfinans or the agent that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement or the accompanying prospectus supplement and prospectus, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on Eksportfinans, the underwriters or any broker-dealer affiliates of either Eksportfinans or the agent.